                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*


                              FCB FINANCIAL CORP.
                              -------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                107002-30193210
               --------------------------------------------------
                                 (CUSIP Number)


                              Douglas J. Timmerman
                     President and Chief Executive Officer,
                         Anchor BanCorp Wisconsin Inc.
                              25 West Main Street
                           Madison, Wisconsin 53703;
                                 (608) 252-8700
                   -----------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                With a copy to:
                              Andrew J. Guzikowski
                          Whyte Hirschboeck Dudek S.C.
                     111 East Wisconsin Avenue, Suite 2100
                           Milwaukee, Wisconsin 53202
                                 (414) 273-2100


                                January 5, 1999
               --------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /_/.

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.         107002-30193210
                  ---------------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Anchor BanCorp Wisconsin Inc.
                  IRS Employer Identification No. 39-1726871

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)      /_/
                                                           (b)      /X/

3        SEC USE ONLY

4        SOURCE OF FUNDS

                  WC/00

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) /_/

6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  State of Wisconsin



   NUMBER OF        7  SOLE VOTING POWER
    SHARES
 BENEFICIALLY             788,795*
OWNED BY EACH
  REPORTING         8  SHARED VOTING POWER
 PERSON WITH
                          0

                    9  SOLE DISPOSITIVE POWER

                          788,795*

                    10  SHARED DISPOSITIVE POWER

                          0


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  788,795*

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES   /X/

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  20.5%

14       TYPE OF REPORTING PERSON

                  CO

*  Beneficial ownership partially disclaimed.  See Item 5 below.



Item 1.  Security and Issuer.
------   -------------------

         This statement relates to the common stock, par value $.01 per share ("FCB Common Stock"), of FCB Financial Corp., a Wisconsin corporation ("FCB"). The principal executive offices of FCB are located at 420 South Koeller Street, Oshkosh, Wisconsin 54902.

Item 2.  Identity and Background.
------   -----------------------

         This statement is being filed by Anchor BanCorp Wisconsin Inc., a Wisconsin corporation ("Anchor"), which maintains its principal office at 25 West Main Street, Madison, Wisconsin 53707. Anchor is a Wisconsin savings and loan holding company which owns all of the outstanding stock of AnchorBank, S.S.B. ("AnchorBank"). AnchorBank is a state-chartered financial institution headquartered in Madison, Wisconsin which offers a variety of financial and banking services to the general public, including mortgage and consumer lending.

         The name, business address or residence, present principal occupation or employment, citizenship, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director of Anchor are set forth in Schedule A hereto which is incorporated herein by reference.

         During the last five years, neither Anchor nor, to the best of Anchor's knowledge, any of Anchor's executive officers or directors (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.
------   -------------------------------------------------

         Concurrently with entering into the Merger Agreement (as defined in Item 4 below), Anchor was granted the Option (as defined in Item 4 below) to acquire 764,295 shares of FCB Common Stock. None of the triggering events permitting exercise of the Option have occurred as of the date of this Schedule 13D. In the event the Option becomes exercisable and Anchor wishes to purchase for cash the FCB Common Stock subject thereto, Anchor will fund the exercise price from working capital or through other sources, which could include borrowings.

         All of the 24,500 shares of FCB Common Stock owned by Anchor prior to its acquisition of the Option were acquired with working capital and are held by Anchor for investment purposes.

         All of the shares of FCB Common Stock owned by the directors and executive officers of Anchor which are disclosed in Item 5 of this Schedule 13D were purchased by those directors and executive officers with personal funds and are held for investment purposes.


Item 4.  Purpose of Transaction.
------   ----------------------

         MERGER AGREEMENT. Anchor has entered into an Agreement and Plan of Merger, dated as of January 5, 1999 (the "Merger Agreement"), providing for the merger of FCB with and into Anchor (the "Merger"). Anchor will be the surviving corporation in the Merger (the "Surviving Corporation") and will continue to operate under the name Anchor BanCorp Wisconsin Inc. The Merger Agreement has been approved by the Boards of Directors of both companies and, subject to shareholder approval of both Anchor and FCB shareholders as well as various regulatory approvals, the Merger is expected to be completed during the second quarter of 1999. The banking subsidiaries of the two merger partners are also expected to merge and will thereafter operate under the name AnchorBank, S.S.B. (the "Surviving Bank").

         Under the terms of the Merger Agreement, each share of FCB Common Stock issued and outstanding immediately prior to the effectiveness of the Merger (the "Effective Time") will (except as otherwise provided below) be canceled and converted into the right to receive 1.83 shares (the "Exchange Ratio") of the common stock, $.10 par value, of Anchor (the "Anchor Common Stock") plus cash in lieu of any fractional shares. At the Effective Time, all shares of FCB Common Stock (i) owned by FCB as treasury stock, or (ii) owned by Anchor, will be canceled and no Anchor Common Stock or other consideration will be given in exchange therefor. Shares of Anchor Common Stock which are issued and outstanding at the time of the Merger will not be affected by the Merger and will remain outstanding as the same number of shares of the Surviving Corporation. Each option to purchase FCB Common Stock under the terms of the FCB Financial Corp. 1993 Stock Option and Incentive Plan, the FCB Financial Corp. 1998 Incentive Stock Plan, and the OSB Financial Corp. 1992 Stock and Incentive Plan (the "FCB Option Plans") which is outstanding and unexercised prior to the Effective Time will be converted into an option to purchase shares of Anchor Common Stock equal to the product of the number of shares of FCB Common Stock subject to the original option and the Exchange Ratio (with fractional shares being rounded up to the nearest whole number) and will have an exercise price per share equal to the exercise price under the original option divided by the Exchange Ratio (with the exercise price rounded down to the nearest whole cent).

         The cancellation and conversion of FCB Common Stock at the Effective Time into shares of Anchor Common Stock will cause FCB Common Stock to cease to be listed on The Nasdaq Stock Market and to make FCB Common Stock eligible to terminate registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

         At the Effective Time, it is expected that the annual cash dividend of the Surviving Corporation will remain at the current Anchor level of $0.20 per share. Subsequent dividend policy will be developed by the Board of Directors of the Surviving Corporation.

         The Merger is subject to customary closing conditions, including, without limitation, the receipt of required shareholder approvals of FCB and Anchor; the receipt of regulatory approvals, including approval of the Office of Thrift Supervision, to consummate the Merger; the receipt of opinions of counsel that the Merger will qualify as a tax-free reorganization; and the receipt of an opinion of Anchor's accountants that the Merger will qualify for accounting treatment as a pooling of interests. In addition, the Merger is conditioned upon the effectiveness of a registration statement to be filed by Anchor with the Securities and Exchange Commission with respect to shares of Anchor Common Stock to be issued in the Merger. It is anticipated that shareholders will vote upon the Merger at special meetings of shareholders held by both Anchor and FCB in the second quarter of 1999. (See Article VII of the Merger Agreement.)

         The Merger Agreement contains certain covenants of the parties pending the consummation of the Merger. Generally, the parties must carry on their businesses in the ordinary course consistent with past practice, may not declare dividends on common stock other than regular quarterly cash dividends and may not issue any capital stock except pursuant to outstanding stock options. The Merger Agreement also contains restrictions on, among other things, charter and bylaw amendments, acquisitions, dispositions of assets, incurrence of indebtedness, certain increases in employee compensation and benefits, and the satisfaction of material claims, liabilities or obligations. (See Articles IV and V of the Merger Agreement.)

         The Merger Agreement provides that, as of the Effective Time, the Surviving Corporation will take necessary actions, including expansion of the size of its Board of Directors, if required, to cause two existing directors of FCB (to be selected by Anchor) (the "FCB Directors") to be appointed to the Board of Directors of the Surviving Corporation. However, if (i) one FCB Director is appointed to the Surviving Corporation's Board of Directors as of the Effective Time and (ii) the Effective Time occurs within 60 days prior to July 27, 1999 (the anticipated date of the next annual meeting of the Surviving Corporation's shareholders), then the Surviving Corporation will not be required to expand the size of its Board of Directors immediately to create a necessary vacancy for the second FCB Director to be so appointed -- rather, in that case, the Surviving Corporation and its Board of Directors will cause the second FCB Director either to be nominated for election at, or be appointed as a Surviving Corporation director effective as of, such annual meeting. (See Section 1.5 of the Merger Agreement.)

         The Merger Agreement may be terminated under certain circumstances, including (i) by mutual consent of the parties (by the majority votes of their respective Boards of Directors); (ii) by either party if the Merger is not consummated by September 30, 1999; (iii) by either party if either of Anchor's or FCB's shareholders vote against the Merger; (iv) by either party if any permanent injunction is issued preventing the Merger; (v) by either party if any regulatory body has denied approval of the Merger and neither party has appealed that denial; (vi) by the non-breaching party if there exist material breaches of the representations or warranties contained in the Merger Agreement, which breaches, individually or in the aggregate, would result in a material adverse effect on the breaching party and which (if curable) are not cured within thirty
(30) days after notice; (vii) by the non-breaching party if there occurs a material breach of any covenant or agreement in the Merger Agreement which (if curable) is not cured within thirty (30) days after notice; (viii) by FCB, if, under certain circumstances, as a result of a proposed acquisition of FCB by a third party, the FCB directors determine that termination is appropriate in the fulfillment of their fiduciary duties (based on advice of its counsel), but only after Anchor has first been advised of the identity of the third party and the terms of its proposal and been given an opportunity to negotiate adjustments in the terms of the Merger Agreement (a "Fiduciary Termination"); and (ix) by FCB if the average price of Anchor Common Stock during a specified trading period preceding the Effective Time falls below $15.00 per share and declines by more than 15% relative to an index of the prices of the common stocks of a defined peer group of other comparable publicly-traded companies. (See Section 8.1 of the Merger Agreement).

         STOCK OPTION AGREEMENT. Concurrently with the Merger Agreement, FCB and Anchor have also entered into a stock option agreement (the "Stock Option Agreement") granting Anchor an irrevocable option to purchase up to 19.9% of the FCB Common Stock then issued and outstanding.

         Specifically, under the Stock Option Agreement, FCB granted Anchor an irrevocable option to purchase (the "Option") 764,295 shares of FCB Common Stock (subject to adjustment for changes in capitalization and to ensure that the Option remains exercisable for 19.9% of the then issued and outstanding shares of FCB Common Stock) at an exercise price of $27.45 per share (the "Exercise Price"). The Option is exercisable upon the occurrence of certain events involving an acquisition or contemplated acquisition of FCB by a party other than Anchor, as more specifically explained below.

         Briefly, the Option becomes exercisable if any person other than Anchor acquires 51% or more of the outstanding FCB Common Stock (whether by means of a sale, merger, share exchange, or in any other transaction) after any of the following events has first occurred and before the Option terminates (as described below): (i) FCB has entered into an agreement with a third party providing for an "Acquisition Transaction" (including, for this purpose, (x) a merger of FCB with such third party, (y) the sale or other disposition of more than 35% of FCB's consolidated assets, or (z) the issuance, sale or disposition of securities representing more than 25% of the voting power of FCB Common Stock); (ii) a third party has acquired beneficial ownership of more than 20% of the issued and outstanding FCB Common Stock; (iii) the shareholders of FCB have failed to approve the Merger if, prior to the meeting of the FCB shareholders to vote on the proposed Merger it has been publicly announced or disclosed that a third party has proposed or intends to propose to engage in an Acquisition Transaction with FCB; (iv) the Board of Directors of FCB withdraws its recommendation to the FCB shareholders to approve the Merger; (v) a third party has made a bona fide proposal to FCB to engage in an Acquisition Transaction and such proposal has been publicly announced; (vi) a third party has made a tender offer to acquire more than 20% of the issued and outstanding shares of FCB Common Stock; (vii) FCB willfully breaches the Merger Agreement in order to facilitate any of the foregoing transactions; (viii) any third party files an application for regulatory approval to engage in an Acquisition Transaction with FCB; or (ix) any third party acquires a sufficient number of shares of FCB Common Stock to enable the third party to elect a majority of the FCB Board of Directors. In addition, the Option becomes exercisable if FCB enters into an agreement with a third party providing for an "Acquisition Transaction" (defined differently for this purpose to mean (x) a merger of FCB with such third party,
(y) the sale or other disposition of more than 35% of FCB's consolidated assets, or (z) the issuance, sale or disposition of securities representing more than 51% of the voting power of FCB Common Stock), without the requirement that such Acquisition Transaction be consummated or that any stock of or other ownership interest in FCB actually be acquired by the third party.

         The Option terminates upon the effectiveness of the Merger or upon the termination of the Merger Agreement, unless that termination occurs (i) by reason of FCB's breach of its representations, warranties or covenants under the Merger Agreement, (ii) by reason of the failure of either party's shareholders to approve the Merger after it has been publicly disclosed that a third party has made or intends to make a proposal to acquire FCB, or (iii) by reason of FCB's exercise of a Fiduciary Termination. If the Merger Agreement terminates for one of these three enumerated reasons, or if it terminates after the occurrence of one of the events described in clauses (i) through (ix) of the preceding paragraph, then the Option does not terminate until one year following such termination of the Merger Agreement. The Option is not exercisable at any time while Anchor is in breach of the Merger Agreement.

         If and when the Option becomes exercisable, Anchor will have the right to exercise the Option and purchase the number of shares of FCB Common Stock covered by the Option at the exercise price, all as described above. Following its exercise of the Option, Anchor will have the right to have such shares of FCB Common Stock registered under the Securities Act of 1933, as amended, for sale in a public offering, unless FCB elects to repurchase them at their then market value.

         If FCB completes an Acquisition Transaction or a third party otherwise acquires more than 75% of the outstanding FCB Common Stock, Anchor may require

FCB to repurchase the Option (or, if Anchor has already exercised the Option in whole or in part, may require FCB to repurchase any shares acquired upon the exercise of the Option) at a price equal to the highest price received by FCB shareholders in connection with the Acquisition Transaction, or, if FCB Common Stock has traded at a higher price within three months prior to the repurchase, at such higher price. A different formula is prescribed in the Stock Option Agreement if the Acquisition Transaction consists of the sale of FCB assets. In the case of the repurchase of the Option (as opposed to the repurchase of the shares acquired pursuant to the Option) pursuant to this provision, the repurchase price to be received by Anchor is to be reduced by an amount equal to the Exercise Price per share.

         The Stock Option Agreement further provides that, in the event that FCB enters into a merger or similar transaction with a third party whereby FCB Common Stock is converted into the stock of such third party, or otherwise transfers all or substantially all of its assets to a third party, FCB must make appropriate provisions such that the Option will continue to exist and constitute an option to acquire the common stock of such third party, subject to appropriate adjustment for the exchange or conversion ratio involved in the merger transaction with such third party.

         OTHER. The Merger Agreement, the Stock Option Agreement, and the joint press releases issued in conjunction therewith are filed as exhibits to FCB's Current Report on Form 8-K, dated January 5, 1999, as filed with the Securities and Exchange Commission on January 14, 1999, and are incorporated herein by reference. The brief summaries of the material provisions of the Merger Agreement and the Stock Option Agreement set forth above are qualified in their entirety by reference to each respective agreement.

         Except as set forth in this Item 4, the Merger Agreement or the Stock Option Agreement, neither Anchor nor, to the best of Anchor's knowledge, any of Anchor's executive officers or directors, has any present plans or proposals which relate to or would result in any of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D under the Securities Exchange Act of 1934, as amended.





Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

         (a) and (b): By reason of the Stock Option Agreement, pursuant to Rule 13d-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934, as amended, Anchor may be deemed to have sole voting and dispositive power with respect to the FCB Common Stock subject to the Option and, accordingly, may be deemed to beneficially own 788,795 shares of FCB Common Stock, or approximately 20.5% of the shares of FCB Common Stock outstanding on January 5, 1999, assuming exercise of the Option. However, Anchor expressly disclaims any beneficial ownership of the 764,295 shares of FCB Common Stock which may be acquired by Anchor upon exercise of the Option, because the Option is exercisable only in the circumstances set forth in Item 4, none of which has occurred as of the date hereof.

         The following directors and executive officers of Anchor own the indicated number of shares of FCB Common Stock. Unless otherwise indicated, all of the following directors and executives of Anchor have sole power to vote and direct the disposition of the listed shares:

                         Michael W. Helser - 300 shares

         Without exception, all shares of FCB Common Stock owned by the directors and executive officers of Anchor are held for personal investment. Anchor disclaims that any of its directors and executive officers who own FCB Common Stock, along with Anchor, constitute a "group" for purposes of Section 13 of the Securities Exchange Act of 1934, as amended.

         (c): Except as set forth above, neither Anchor nor, to the best of Anchor's knowledge, any of Anchor's executive officers or directors, has affected any transaction in FCB Common Stock during the past 60 days.

         (d): So long as Anchor has not purchased the FCB Common Stock subject to the Option, Anchor does not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such FCB Common Stock.

         (e): Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
------   --------------------------------------------------------

         The Merger Agreement contains certain customary restrictions on the conduct of the business of FCB pending the Merger, including certain customary restrictions relating to FCB Common Stock. Except as provided in the Merger Agreement, the Stock Option Agreement or as set forth herein, neither Anchor, nor, to the best of Anchor's knowledge, any of Anchor's executive officers or directors, has any contracts, arrangements, understandings or relationships (legal or otherwise), with any person with respect to any securities of FCB, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


Item 7.  Material to be Filed as Exhibits.
------   --------------------------------

         The exhibits listed in the accompanying Exhibit Index are incorporated herein by reference from the exhibits to FCB's Current Report on Form 8-K, dated January 5, 1999, as filed with the Securities and Exchange Commission on January 14, 1999 (Commission File No. 0-22066), as set forth therein.

                                   SIGNATURE.
                                   ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  January 13, 1999


                                     ANCHOR BANCORP WISCONSIN INC.



                                     By:    /s/ Douglas J. Timmerman
                                            -----------------------------
                                            Douglas J. Timmerman
                                            Chairman of the Board, President and
                                            Chief Executive Officer

                                   SCHEDULE A
                                   ----------

         Set forth below is the name, business address or residence, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Anchor. Each of the directors and executive officers of Anchor is a citizen of the United States. Unless otherwise indicated, each occupation set forth opposite a director's or executive officer's name refers to employment with Anchor. The business address for each of the directors and executive officers of Anchor and/or AnchorBank is the following: c/o Anchor BanCorp Wisconsin Inc., 25 West Main Street, Madison, Wisconsin 53703.

Name                       Present Principal Occupation or Employment
-----                      -------------------------------------------
DIRECTORS OF ANCHOR:

Douglas J. Timmerman       Chairman of the Board, President and Chief Executive
                           Officer

Holly Cremer Berkenstadt   President and Director of Wisconsin Cheeseman, Inc.,
                           a direct food and gift company located in Sun
                           Prairie, Wisconsin

Robert C. Buehner          Retired Executive Vice President and General
                           Counsel of Provident Savings and Loan
                           Association

Donald D. Kropidlowski     Senior Vice President of AnchorBank

Greg M. Larson             Retired President and Chief Executive
                           Officer of Demco, Inc., a direct mail school and
                           library supply company located in Madison, Wisconsin

Arlie M. Mucks, Jr.        Consultant - Division of Intercollegiate
                           Athletics External Relations and Special Events

Pat Richter                Athletic Director of the University of
                           Wisconsin - Madison

Bruce A. Robertson         Retired Vice President of AnchorBank

EXECUTIVE OFFICERS OF ANCHOR:
----------------------------
Douglas J. Timmerman       President and Chief Executive Officer

J. Anthony Cattelino       Vice President and Secretary

Michael W. Helser          Treasurer and Chief Financial Officer



EXECUTIVE OFFICERS OF ANCHORBANK:
--------------------------------

Douglas J. Timmerman       President and Chief Executive Officer

Donald F. Bertucci         First Vice President - Loan Administration

J. Anthony Cattelino       Senior Vice President - Marketing and Retail
                           Administration

Michael W. Helser          Senior Vice President and Chief Financial
                           Officer

William P. Klein           Vice President and Treasurer

Donald D. Kropidlowski     Senior Vice President

Daniel K. Nichols          First Vice President - Commercial Lending

Ronald R. Osterholz        Vice President - Human Resources

Mark D. Timmerman          Vice President, Secretary and General Counsel

David L. Weimert           First Vice President - Lending Operations

                          ANCHOR BANCORP WISCONSIN INC.

                          EXHIBIT INDEX TO SCHEDULE 13D

                          Report Dated January 5, 1999



Exhibit                                                            Incorporated Herein by               Filed
Number           Description                                       Reference from                       Herewith
-------          ------------------------------                    -----------------------              --------
2.1              Agreement and Plan of Merger,                     Exhibit 2.1 to the Current
                 dated as of January 5, 1999,                      Report on Form 8-K of FCB
                 by and between FCB Financial                      Financial Corp. dated
                 Corp. and Anchor BanCorp                          January 5, 1999, filed
                 Wisconsin Inc.*                                   on January 14, 1999
                                                                   (Commission File
                                                                   No. 0-22066)

2.2              Stock Option Agreement, dated                     Exhibit 2.2 to the Current
                 as of January 5, 1999, by and                     Report on Form 8-K of FCB
                 between FCB Financial Corp.                       Financial Corp. dated
                 and Anchor BanCorp Wisconsin                      January 5, 1999, filed
                 Inc.                                              on January 14, 1999
                                                                   (Commission File
                                                                   No. 0-22066)

99.1             Joint Press Release of Anchor                     Exhibit 99.1 to the Current
                 BanCorp Wisconsin Inc. and FCB                    Report on Form 8-K of FCB
                 Financial Corp., dated                            Financial Corp. dated
                 January 5, 1999 (Basic)                           January 5, 1999, filed
                                                                   on January 14, 1999
                                                                   (Commission File
                                                                   No. 0-22066)

99.2             Joint Press Release of                            Exhibit 99.2 to the
                 Anchor BanCorp Wisconsin                          Current Report on
                 Inc. and FCB Financial                            Form 8-K of FCB
                 Corp., dated January 5,                           Financial Corp. dated
                 1999 (Supplemental)                               January 5, 1999, filed
                                                                   on January 14, 1999
                                                                   (Commission File No.
                                                                   0-22066)




----------------------
[FN]
* The schedules to this document are not filed therewith. Anchor BanCorp Wisconsin Inc. agrees to furnish supplementally a copy of any omitted schedule to the Securities and Exchange Commission upon request.